UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

November 2015 Up 8.9 % Year over Year

Mexico City, December 3, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for November 2015 increased by 8.9% when compared to November 2014.

This announcement reflects comparisons between November 1 through November 30, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2014	November 2015	% Change
Cancún	454,733	489,812	7.7%
Cozumel	7,883	12,047	52.8%
Huatulco	42,320	42,552	0.5%
Mérida	119,828	141,506	18.1%
Minatitlán	19,586	20,578	5.1%
Oaxaca	45,666	55,780	22.1%
Tapachula	15,879	23,083	45.4%
Veracruz	94,151	94,211	0.1%
Villahermosa	97,963	104,977	7.2%
Total Domestic	898,009	984,546	9.6%

International
Airport	November 2014	November 2015	% Change
Cancún	962,147	1,058,160	10.0%
Cozumel	28,398	25,759	(9.3)%
Huatulco	7,891	6,053	(23.3)%
Mérida	10,239	10,203	(0.4)%
Minatitlán	759	915	20.6%
Oaxaca	5,332	5,862	9.9%
Tapachula	892	963	8.0%
Veracruz	11,488	5,771	(49.8)%
Villahermosa	4,633	4,092	(11.7)%
Total International	1,031,779	1,117,778	8.3%

ASUR Page 1 of 2

Total
Airport	November 2014	November 2015	% Change
Cancún	1,416,880	1,547,972	9.3%
Cozumel	36,281	37,806	4.2%
Huatulco	50,211	48,605	(3.2)%
Mérida	130,067	151,709	16.6%
Minatitlán	20,345	21,493	5.6%
Oaxaca	50,998	61,642	20.9%
Tapachula	16,771	24,046	43.4%
Veracruz	105,639	99,982	(5.4)%
Villahermosa	102,596	109,069	6.3%
ASUR Total	1,929,788	2,102,324	8.9%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 3, 2015